Exhibit 99.1

ZOOZ Power Explores Strategic Opportunities as Leading Defense Company Commences POC for Flywheel-Based Power Booster

Board of Directors Announces Restructuring Plan

Tel Aviv, Israel, June 23, 2025, ZOOZ Power (Nasdaq and TASE: ZOOZ), a leading provider of flywheel-based power boosters and energy management systems for enabling ultra-fast EV charging solutions, announced today that its board of directors has approved a plan to explore additional strategic alternatives to fully capitalize on its advanced, patented flywheel technology.

Over the past several months, ZOOZ Power has engaged in ongoing discussions with a prominent defense and intelligence electronics company regarding deployment of a robust, repetitive short-duration power booster capable of operating in challenging environments. ZOOZ Power is currently conducting a proof of concept (POC) with this defense company — a collaboration that has the potential to unlock new verticals and significantly broaden the application of its flywheel technology.

As part of the efforts to enhance execution, the board has also approved a company-wide cost reduction and restructuring initiative designed to reduce operating costs by approximately 35%. These cost efficiencies will enable greater business flexibility.

“This POC engagement with a leading defense electronics company validates the versatility and competitive advantage of our flywheel technology in mission-critical environments, beyond our core EV charging systems,” said Erez Zimerman, Chief Executive Officer of ZOOZ Power. “At the same time, our cost reduction and restructuring plan will ensure we are lean, agile, and focused on the areas that we believe are most likely to deliver the highest growth and return.”

About ZOOZ Power

ZOOZ Power is a leading provider of flywheel-based power boosting and energy management solutions, enabling the widespread deployment of ultra-fast charging infrastructure for electric vehicles (EVs) while overcoming existing grid limitations.

ZOOZ pioneers its unique flywheel-based power-boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ is publicly traded on NASDAQ and TASE under the ticker ZOOZ. For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the POC engagement with a leading defense electronics company, ZOOZ Power’s cost reduction and restructuring plan, and the results thereof are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the deployment of a robust, repetitive short-duration power booster capable of operating in challenging environments, statements relating to ZOOZ Power’s currently conducted proof of concept (POC) with a defense company, statements relating to the potential results of such POC, including the potential of unlocking new verticals and significantly broaden the application of ZOOZ Power’s flywheel technology, statements relating to the potential versatility and competitive advantage of ZOOZ Power’s flywheel technology in mission-critical environments, beyond its core EV charging systems, statements relating to ZOOZ Power’s company-wide cost reduction and restructuring initiative including the potential results of such initiative, including its potential to reduce operating costs, statements relating to the areas that could deliver the highest growth and return, and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.